Via Facsimile and U.S. Mail
Mail Stop 4720

August 27, 2009

Robin L. Washington
Chief Financial Officer
Gilead Sciences, Inc.
333 Lakeside Drive
Foster City, CA 94404

Re: Gilead Sciences, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File Number: 000-19731

Dear Ms. Washington,

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Accounting Branch Chief